UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 April 2007
Number 14/07

BHP BILLITON SECURES INTEREST IN GUINEAN BAUXITE PROJECT

BHP Billiton today announced the acquisition of a 33.3 per cent interest in Global Alumina's Sangaredi Refinery Project in Guinea, West Africa, for a consideration of US$140 million.

The project comprises the design, construction and operation of a 3Mtpa alumina refinery, 9Mtpa bauxite mine, and associated infrastructure. A mining concession covering 690km(2) has been secured and a mineral resource of 233 million tonnes bauxite (@ 39% Available Alumina and 1% Reactive Silica) has been reported. This is considered sufficient to support the development, but further exploration work is underway to increase the resource size.

The proposed refinery site is approximately 100km inland from Kamsar and has the benefit of access to existing rail infrastructure linking it to the Port of Kamsar, where dedicated facilities are already under construction.

"This project provides the Joint Venture partners with access to a long life, low cost, world class resource base and represents an excellent opportunity for BHP Billiton to continue to grow its business in a value accretive manner" commented Graeme Hunt, President Aluminium for BHP Billiton.

"In view of BHP Billiton's other exploration interests in Guinea, this project also offers us valuable experience of operating in this first tier minerals province," he added.

As part of the agreement, BHP Billiton will appoint the Chief Executive Officer and Chief Financial Officer of the Joint Venture Company (JVC) and will enter into a services agreement with the JVC for the development, construction and operation of the project, which will be operated in accordance with BHP Billiton standards.

Global Alumina will now hold a 33.3 per cent equity interest in the Sangaredi Refinery Project, Dubai Aluminium Company Limited a 25 per cent interest and Mubadala Development Company PJSC 8.3 per cent.

I, Dominique Louis Butty, a director of Butty Herinckx & Partners geological and mining consultants, am a member of the European Federation of Geologists and have sufficient experience which is relevant to the Sangaredi Refinery Project style of mineralisation and type of deposit and to the estimation of Mineral Resources and Ore Reserves to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. I, Dominique Louis Butty consent to the inclusion of the Sangaredi Refinery Project Mineral Resources in the BHP Billiton Global Alumina press release, in the form and context in which it appears.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 27 April 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary